PVP International, Inc.

ANNUAL REPORT

1240 Rosecrans Ave Ste 120

Manhattan Beach, CA 90266

0

pvp.com

This Annual Report is dated April 26, 2022.

BUSINESS

PvP.com is a universal gaming social community. Our mission is to unite the global gaming community with the largest industry-specific social platform ever created. 2.7 billion gamers in the world need to connect with each other to pursue their individual aspirations of playing, streaming, and constantly improving. There is no single place that allows them to do this. PvP.com connects the world's gamers with each other with a lifetime digital gamer identity and a social community that is the one place where they meet, connect, build, improve, and grow together. We do this through our iOS, Android, Desktop, and Twitch Extension applications.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $390,023.00

Use of proceeds: Initial beta build of product on desktop.

Date: June 01, 2019

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $243,046.00

Use of proceeds: Initial traction and testing in online beta.

Date: December 15, 2019

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $923,650.00

Use of proceeds: App development and initial scaling.

Date: May 31, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $81,000.00

Use of proceeds: App development and initial scaling.

Date: August 31, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The company has spent the past two years building and optimizing the beta versions of its mobile applications and expanding its user base. The company is currently pre-revenue and expects to launch revenue generating models in late 2022 or 2023. Thus, there is no meaningful revenue, cost of goods sold or margins to discuss.

The company has continued to invest in marketing, technology, and overhead since inception. In FY 2021, total expenses for the company were $513,619, and this number was a decrease from the $612,797 it spent in FY 2020. The decrease was primarily driven by a decrease in contractor expenses. In FY 2020, the company spent $87,496.95 in marketing and advertising, and this number decreased slightly to $85,763.57 in FY 2021 as the company continued to grow its user base.

Crowdfunding operations were a significant part of the company's financial performance in 2021, as it completed one offering and opened a new one within the same year. The company sold $556,220 worth of Class B Common Stock at $0.96 per share in 2021, with the 2nd offering still open and continuing into early 2022.

Total assets increased to $763,126 in 2021 driven by the purchase of a web domain outright from a financing agreement and other technology investments. Current liabilities stood at $442,945 as of YE 2021, with an increase over YE 2020 driven by short term financing used to finance operations and crowdfunding efforts.

Historical results and cash flows:

The Company expects it will continue to have operating losses in FY 2022 as it continues to spend on marketing to grow its user base and it expects to continue to have increased G&A costs as it hires more staff (full time and part time) to improve its technology. The Company expects to have revenue in late 2022 or 2023 as it starts to monetize its product offerings.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $42,652.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

In September 2021, the company entered into a promissory note with Future VC, LLC, for $137,500. This note was secured by the assets of the company, had a six-month term bearing interest at an annual rate of 6%, and was repaid in full in April 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Phil Stover

Phil Stover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January 01, 2019 - Present

Responsibilities: Set company direction, hire leadership, raise funding. Compensation: $90,000 annual salary + common shares and stock options.

Other business experience in the past three years:

Employer: Blue Skies Ventures

Title: Partner

Dates of Service: April 15, 2016 - Present

Responsibilities: Partner and Investor

Name: Chris Gray

Chris Gray's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January 01, 2021 - Present

Responsibilities: Oversee all development activities and budgets. Compensation: $180,000 salary as equity and stock options.

Other business experience in the past three years:

Employer: Legacy

Title: Agile Coach

Dates of Service: January 01, 2016 - July 16, 2019

Responsibilities: Build technology and product teams.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)

Amount and nature of Beneficial ownership: 4,325,000

Percent of class: 47.4

Title of class: Class B Common Stock

Stockholder Name: Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)

Amount and nature of Beneficial ownership: 675,000

Percent of class: 29.0

Title of class: SAFE Notes

Stockholder Name: Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)

Amount and nature of Beneficial ownership: 3

Percent of class: 14.0

Title of class: Class A Common Stock

Stockholder Name: EB Tech, LLC (managed and owned 100% by Eric Baldev)

Amount and nature of Beneficial ownership: 4,417,500

Percent of class: 48.4

Title of class: Class B Common Stock

Stockholder Name: EB Tech, LLC (managed and owned 100% by Eric Baldev)

Amount and nature of Beneficial ownership: 427,500

Percent of class: 18.0

Title of class: SAFE Notes

Stockholder Name: EB Tech, LLC (managed and owned 100% by Eric Baldev)

Amount and nature of Beneficial ownership: 2

Percent of class: 21.0

RELATED PARTY TRANSACTIONS

The company has entered into SAFE agreements with Blue Skies Unlimited, LLC and EB Tech, LLC, founders of the company, in an aggregate amount of $580, 187.

Blue Skies Unlimited, LLC, an entity controlled by Phil Stover, our CEO, extended a line of credit to the Company with a balance of $194,885 as of December 31, 2021.

The company also purchased a key domain name from Blue Skies Unlimited, LLC for $46,668 in January 2021.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 9,750,000 with a total of 9,1250,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 7,550,000 with a total of 2,553,596 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total authorized amount outstanding includes 775,000 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,975,000 of shares to be issued pursuant to stock options currently issued.

The total amount outstanding includes 578,596 of shares issued through Regulation CF crowdfunding raises.

SAFE Notes

The security will convert into Preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $390,023.00

Interest Rate: %

Discount Rate: 0.0%

Valuation Cap: $1,000,000.00

Conversion Trigger: Corporation issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Equity and the terms of the SAFE Notes are outlined below:

Amount outstanding: $243,046.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $3,500,000.00

Conversion Trigger: SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Equity and the terms of the SAFE Notes are outlined below:

Amount outstanding: $923,650.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $81,00.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $8,500,000.00

Conversion Trigger: Corporation issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common B stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common B shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PvP International, Inc. was formed on January 8, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pvp International, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PvP or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PvP could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

PVP International, Inc.

By /s/ Phil Stover

Name: PVP International, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Phil Stover, the Chief Executive Officer of PVP International, Inc., hereby certify that the financial statements of PVP International, Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

PVP International, Inc. has not yet filed its federal tax return for 2021.

For the year 2020, the amounts reported on our tax returns were total income of $-38,890; taxable income of $-703,042 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 22, 2022.

DocuSigned by:
Phil Stover
D5A73CEBB7D9490...
____

CEO
____

4/22/2022
____

PVP International, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	85,763.57
Bank Charges & Fees	129.83
Contractors	355,259.12
Dues & Subscriptions	4,091.12
Interest Paid	760.21
Meals & Entertainment	20.64
Merchant fees	5,949.82
Office Supplies & Software	22,835.91
Professional Services	
Accounting/Tax Fees	22,595.88
Legal Fees	2,518.34
Professional Fees - Marketing	5,397.00
Total Professional Services	**30,511.22**
Rent & Lease	3,497.77
Taxes & Licenses	3,061.80
Travel	1,738.15
Total Expenses	**$513,619.16**
NET OPERATING INCOME	**$ -513,619.16**
NET INCOME	**$ -513,619.16**

PVP International, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$42,652.32**
Other Current Assets	**$0.00**
Total Current Assets	**$42,652.32**
Other Assets	
Intangible Assets	**673,806.44**
URL Purchase	46,668.00
Total Other Assets	**$720,474.44**
TOTAL ASSETS	**$763,126.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$442,945.06**
Total Liabilities	**$442,945.06**
Equity	
Common Stock	556,330.97
Crowdfunding Fees	**-287,984.32**
Investments	**1,504,707.00**
Retained Earnings	-939,252.79
Net Income	-513,619.16
Total Equity	**$320,181.70**
TOTAL LIABILITIES AND EQUITY	**$763,126.76**

CERTIFICATION

I, Phil Stover, Principal Executive Officer of PVP International, Inc., hereby certify that the financial statements of PVP International, Inc. included in this Report are true and complete in all material respects.

Phil Stover

CEO